Victor Salerno
Chief Executive Officer
American Wagering, Inc.
Phone: (702) 735-0101-412
Fax: (702) 735-0142
E-mail: vic@americanwagering.com

October 8, 2010

Via EDGAR

David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-0402

Mail Stop 3561

Re:     American Wagering, Inc.

Form 10-K for the fiscal year ended January 31, 2010

Form 10-Q for the quarterly period ended April 30, 2010

File No. 000-20685

Dear Mr. Humphrey:

This letter responds to your correspondence, dated August 24, 2010, providing comments to the Form 10-K for the year ended January 31, 2010 (the “Form 10-K”) and the Form 10-Q for the period ended April 30, 2010 (the “Form 10-Q”)  filed by American Wagering, Inc. (the “Company”).  The purpose of this letter is to provide the Company’s responses to your questions and concerns.

Provided below are each of your comments from your letter (underscored), followed by the Company’s responses to those comments.

In connection with responding to your comments, the Company acknowledges the following:

1.              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended January 31, 2010

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

AMERICAN WAGERING INCORPORATED

675 Grier Drive, Las Vegas, Nevada, U.S.A. 89119-3738  •  702 735-5529  •  702 735-0142

1.               Your attention is invited to Item 303 of Regulations S-X and to the “Instructions to paragraph 303 (a)” thereunder.  Your discussion should cover the two year period covered by the financial statements.  It should address material events and uncertainties during the period that would enhance a reader’s understanding of financial condition, changes in financial condition and results of operations.  These matters should include, but not be limited to, matters that would have an impact on reported operations and have not had an impact in the past, and matters that have had an impact on reported operations and are not expected to have an impact upon future operations.  We have reviewed your responses to our prior comments 1 and 10.  Although you state that you did not engage a broker to locate a buyer for Sturgeon’s, you did choose to enter into an agreement to sell that Inn and Casino on November 17, 2009.  You also state that potential purchaser (777 Gaming, Inc.) instructed the title company to cancel escrow stating that it could not obtain requisite funding to complete the transaction and resulting in a failed transaction.  These are significant events which should be addressed in your MD&A.  Please expand your discussion accordingly.  Describe the events and circumstances that caused you to agree to sell Sturgeons if you were not previously seeking a buyer for the property.  Describe the events and circumstances that caused the failed transaction and explain your current intentions with respect to the property.  Specifically state whether you are actively seeking a buyer and, if you are not, please indicate the extent to which you intend to consider any future offers on the property.  Your disclosures should include, but not be limited to, information comparable to that furnished to the staff in your response letter.

Response: We will amend our filing to insert the following at the end of the first paragraph under the “Overview” heading in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 18:

During Fiscal 2010, the Company received an unsolicited offer to sell Sturgeon’s and entered into a conditional sales agreement which was cancelled shortly thereafter due to the proposed buyer’s inability to obtain financing.  We entertained the offer because the $2.2 million offering price in our opinion was favorable given the depressed market in Northern Nevada and the fact that the sale would have improved the Company’s liquidity if the transaction had been consummated.  While we considered the idea of selling Sturgeon’s for a brief time thereafter and would not arbitrarily dismiss other unsolicited offers, Sturgeon’s is not currently being marketed and we have no immediate plans for selling it.

2.               As a related matter, please refer to Exhibit 10.25 to your Form 10-K.  We continue to have concerns regarding your reference to “the Company’s continuing efforts to sell Sturgeon’s Inn & Casino” in an agreement dated December 22, 2009.  Please explain how this statement is consistent with your response and with page 18 of your Form 10-K on which you state that your primary operating strategy is to focus on your core businesses including the operation of Sturgeons.  In addition, it appears that the agreement with Alpine contemplates the possibility of a “Transaction” and/or the transfer of a significant portion of your business or assets being transferred to a third party.  If you are considering the sale of Sturgeons, but the property does not meet the classification of “held for sale,” this information would be useful to investors and should be provided.  Finally, please explain and clarify your remark that the asset was (and is) not being “actively marketed at a price that is reasonable in relation to its fair value.”  If Sturgeons was not being actively marketed, please tell us how 777 Gaming, Inc. decided to make an offer on the property and how the $2.2 million offering price was determined?  We assume, from your statement, that you considered the offering price to be in excess of the fair value of the property.  Please explain, supplementally and in detail.

Response:  See our response to Item 1 above.  At the time, the $2.2 million unsolicited cash offering purchase price was acceptable to the Company because we believed that it was a favorable price given the market conditions.  In the brief period following the failed sale that we considered selling Sturgeon’s, we determined that generally the valuations for selling any gaming property in Nevada, particularly smaller ones in Northern Nevada, were depressed and below the internal worth we assigned to Sturgeon’s operations, and it was unlikely that another buyer could readily be found at a price acceptable to us.  Around the time that 777 Gaming, Inc. solicited the Company to acquire Sturgeon’s, several small gaming enterprises in the rural parts of Northern Nevada were purchased by unrelated third parties at auctions in bankruptcy proceedings.  We were not advised by 777 Gaming, Inc. as to the reasons it decided to make an offer on Sturgeon’s or how its $2.2 million offering price was determined.

3.               Please tell us whether 777 Gaming, Inc. has ever indicated the reasons for not being able to obtain the requisite financing.

Response:  777 Gaming, Inc. did not share any of its specific reasons for not being able to obtain the requisite financing, rather only citied the general lack of credit availability, particularly as it applied to the depressed Nevada gaming industry.

Liquidity and Capital Resources, page 19

4.               You indicate that, because none of the insurance brokers were able to find any surety companies who offered terms that were less that 90% cash collateralized, you were not able to secure a replacement bond.  In this regard, please clarify whether such terms were specific to your circumstances.  Please also tell us whether your previous arrangement with Fidelity offered such terms.

Response:  Prior to the recession and the recent national and local credit crisis, our bonding arrangements with Fidelity did not require 90% cash collateral.  Based on all of our efforts to arrange for bonding and what we have been told by all of those involved during that process, we believe that the lack of bonding availability without significant cash collateral is primarily the result of the credit crisis generally and not due to the Company’s specific circumstances.

5.               You also indicate that, if pledged certificates are not renewed, you will replace them with or a portion thereof with cash and have your independent insurance brokers rebid the surety bond as terms appear more attractive than were available last year.  In this regard, if terms are more attractive than the previous year, please tell us why you have not secured a replacement bond to date.  In addition, it appears that your liquidity and capital resources disclosures should be enhanced with a discussion of the effect that the expiration of such pledged certificates will have on your operations, including the amount of cash required to replace such certificates.

Response: We have experienced some renewed interest from insurance companies but have yet to negotiate terms that are acceptable to us nor is there any assurance that an agreement will be forthcoming.  We will add a reference in “Liquidity and Capital Resources on page 19 to our discussion regarding the Regulation Regarding Reserves on page 21.

6.               You indicate that reserves impacted and continue to impact your liquidity.  In addition, not meeting your reserve requirements will have a material negative effect on your business.  As such, due to the material impact that the reserves required by the Nevada Gaming Commission Regulation 22.040 have on your business and related cash flows, we continue to believe that you should provide a table, for each of the fiscal years presented, which indicates the historical reserves required upon the commencement of football season, or any other events that impact your reserve.  In addition, due to the liquidity issues you currently face and in order to provide investors with a better understanding of your liquidity needs, it appears that you should revise your disclosures to include a range of expected reserves for the corresponding future periods.  For guidance, please refer to Item 303 of Regulation S-K.  Please revise your filing accordingly.

Response:  As stated above, we will add a reference in Liquidity and Capital Resources on page 19 to our discussion regarding the Regulation Regarding Reserves on page 21.  We believe that the reserve amount is now stable and unlikely to change.  The reserve amount does not automatically fluctuate by betting season or any other event, but is determined at the discretion of the gaming regulators.  This uncertainty is stated on page 21.  The reserve requirement’s impact on our liquidity was not primarily due to the amount of the reserve, but rather due to the Company’s having to satisfy the reserve requirement from cash flow and the pledged certificates of deposit as a result of Fidelity’s cancellation of the surety bond that secured the reserve amount.  With four months of additional history subsequent to the filing of the Form 10-K, we believe that the current reserve amount will be sufficient, with or without the existence of pledged certificates of deposit, for the football season, our highest volume period.  As we do not have an expected range of reserves for future periods, and the reserve amount is not directly tied to the betting season or other event, we do not believe that a table would be provide meaningful information to investors.  To put this matter somewhat in perspective, the reserve amount is currently higher than it has ever been while our volumes and outstanding wagering liabilities are lower, and there has also never been a claim against a reserve amount.  Ultimately, the reserve amount is determined at the discretion of the gaming regulators.

Results of Operations, page 24

7.               We note your response to our prior comment 9.  However, we disagree with your conclusions.  As such, we reissue our prior comment.  We note your discussion and analysis of costs of sales is significantly limited.  We believe such disclosure should be more comprehensive than that currently presented.  In particular, while you discuss certain factors to which changes are attributable, we believe your disclosures could be improved by:

•                  use of tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•                  using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;

•                  refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•                  ensuring that all material factors are quantified and analyzed; and

•                  quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate;

Please expand your narrative to include separate quantification and discussion of the significant components of cost of sales as well as a substantive discussion of the nature of your major components (e.g. variable of fixed).

Response:  Our analysis of cost of sales is significantly limited because we do not believe that it is material.  Systems sales account for less than 10% of the revenue from our system’s segment.  Cost of sales (excluding installation labor which is also immaterial) is less than 20% of that amount and less than 6% of direct costs.

Financial Statements

Consolidated Statements of Operations, page 31

8.               We note your response to our prior comment 12.  However, we are unable to agree with your conclusion and reissue our prior comment.  Your attention is directed to ASC 260-10-45-20 which states that “if there is a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS is computed…”  Please revise your presentation to comply with this guidance.  Diluted EPS is not “N/A.”  Your related footnote disclosure (page 38) should also be revised.

Response:  We will delete the line that indicates diluted EPS is “N/A” and add “and diluted” to the line labeled basic EPS.

Notes to the consolidated financial statements

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Systems, page 37

9.               We note your response to our prior comments 13 through 15.  In this regard, please expand your critical accounting policy disclosures, on page 27, to include language similar to that provided in your response.

Response:  We will add the following to Note 1 to the Consolidated Financial Statements on page 37, immediately preceding the subtitle “Advertising”:

In other words, revenue is not recognized until it is realized or realizable and earned.  The Company recognizes revenue when related assets held are readily convertible to known amounts of cash or claims to cash, and revenues are considered to have been earned when we have substantially accomplished what we must do to be entitled to the benefits represented by the revenues.

The Company’s software licensing arrangements do not require significant production, modification, or customization of the software and, except for maintenance services consistently priced on a per terminal / license basis at a standard price per unit across our entire customers base, the Company’s software arrangements do not provide licenses for any other software deliverables.  Practically speaking, there are no software upgrades available once the hardware and applicable software license are purchased.  Once in use, changes to the software occur infrequently and typically consist only of minor debugging or patch fixes for a period contractually limited to 90 days following the purchase.  Subsequent minor and infrequent modifications are considered part of the support service and included in the maintenance fee.  In the unlikely event that a major upgrade (modification) to the software is developed, customers would be given the opportunity, but are not required, to purchase it separately and to enter into a new software license agreement.  Occasionally, however, a customer will request a custom enhancement.  Such custom enhancements are developed and billed separately and are accounted for as sales and recognized as revenue upon installation and acceptance by the customer.

The Company does not earn or collect the software license and equipment fees over the life of the agreement (the stated initial term is 60 months but automatically renews for consecutive one-year periods indefinitely, without additional cost to the customer, until cancelled by the customer with appropriate written notice, and thus is, in substance, perpetual), or recognize revenue prior to inception of the license; rather, these fees are earned and paid upon installation, which coincides with the commencement of the license.

The only fees that are recognized over time are for maintenance services.  Certain amounts in a few, but not all maintenance agreements, could, under one very remote condition that has never occurred (an intellectual property infringement claim that required software to be taken out of service and which could not be replaced within a specified time period), be refundable.  A customer may not unilaterally cancel its maintenance agreement at any time.  Non-payment would result in a breach of the agreement, and the Company may seek to enforce its legal and equitable contract rights.

Form 10-Q for April 30, 2010

Consolidated Statements of Operations, page 4

10.         As stated above, we have reviewed your response to our prior comment 12 but we continue to believe that diluted EPS disclosure is not “N/A” and that it should be disclosed in the filing.  As stated in ASC 260-10-45-2 entities with simple capital structures (only common stock outstanding) shall present basic per share amounts for income from continuing operations (as applicable) and for net income on the face of the income statement.  All other entities shall present basic and diluted per-share amounts for income from continuing operations (where applicable) and for net income on the face of the income statement with equal prominence.  You do not have a simple capital structure.  Therefore, diluted per share information is required.  While our citation referred to “a loss from continuing operations” we referenced this measure because companies generally use this line item as a control number.  However, if a company has no discontinued operations and uses final net loss as the control number, basic and diluted earnings per share would be the same because the potential common shares are antidilutive.  Accordingly, please disclose both basic and diluted earnings per share information on the face of the income statement.  We will not object if you wish to utilize a single line item captioned “Basic and Diluted EPS.”  Please revise your presentations accordingly, here and in the accompanying footnote (Note 2).

Response:  We will delete the line that indicates diluted EPS is “N/A” and add “and diluted” to the line labeled basic EPS.

Consolidated Statements of Cash Flows, page 5

11.         Please describe to us the issuance of common stock for services during the quarter.  Specifically, please state the number of shares issued for services, the value per share assigned, and explain how that per share value was determined.  Please provide comparable information in a footnote to the financial statements as well.

Response: We will change the title to Footnote 5 to the Consolidated Financial Statements to “Stock Options, Other Equity Transactions, and Subsequent Events” and add the following disclosure:

In addition, during the quarter ended April 30, 2010, 250,000 shares of common stock were issued to the principal of Alpine Advisors, LLC (“Alpine”) as a non-refundable fee for financial advisory services. The shares were valued at $0.15 per share ($37,500) based on the trading price of the Company’s common stock on the date of grant. Additional fees are due Alpine upon the successful completion of (1) a single or a series of transactions in which 50% or more of the voting power of the Company or all or a substantial portion of its business or assets are combined with or transferred to another company and (2) any offering of debt, equity or equity-linked securities either individually or in combination. The success fee is calculated generally at 3-3.5% of the “equity value” of the transaction, as defined, or the amount of the proceeds from the financing.

12.         In this regard, we note that issued and outstanding shares have increased by 250,000 during the quarter.  If the issued shares above are less than 250,000, please also tell us when, why and to whom the remaining shares were issued and explain how they were valued and accounted for.  We also note that common stock and additional paid-in capital have increased $84,256 during the quarter.  Please describe to us and quantify any remaining transactions that are not described in your above responses, if applicable.  Comparable disclosures should be provided in a footnote to the financial statements as well.

Response:  In addition to the shares discussed in Item 11 above, common stock and additional paid-in capital increased during the quarter by $84,256 which consisted of $41,442 of stock-based compensation as disclosed in Note 5 and $42,813 of contributed services.  We will add the following disclosure to Footnote 5:

Also, services contributed by Victor and Terina Salerno and credited to additional paid-in capital during the three months ended April 30, 2010 and 2009 totaled $$42,813 and $51,622.

13.         If not addressed in your responses to the comments above, please tell us when the 250,000 shares were issued to Alpine Advisors LLP.  State the valuation placed upon these shares, explain to us how it was determined and explain how the issuance is to be recognized and accounted for in your financial statements.  Comparable information should be provided in your Form 10-Q.  Please revise accordingly.

Response:  See our response to Item 11 above.

14.         The footnotes to your financial statements should disclose material subsequent events and contingencies in accordance with Rule 8-03 (b) (2) of Regulation S-X.  Please revise your financial statements to include disclosure regarding the recent loan from Alpine Advisors LLC, the company you hired to perform advisory services in March, 2010.  We note certain general related disclosures regarding these matters in MD&A on page 12.  We also note the Form 8-K filed for June 11, 2010.  However, detailed financial statement disclosures are required in accordance with GAAP and Regulation S-X.  Your attention is directed to Rule 8-03 (b) (1) of Regulation S-X in this regard.  Specifically, please revise to provide a financial statement footnote to explain your relationship to lender, clarify that the $195,000 loan was made on June 11, 2010, that it was due on June 17, 2010, and explain how interest will be computed as a result of your inability to repay it at that date.  Disclose the fact that, in return for the six day loan, Alpine Advisors LLC received a warrant to acquire up to 600,000 common shares at 22 cents per share which may be exercised through June 11, 2015.  Describe to us supplementally, and disclose in the footnote, how the warrant has been valued and accounted for.  We may have further comment upon review of your responses and revisions to the filing.

Response:  The agreement to issue warrants to purchase shares of the Company’s common stock to Alpine Advisors LLC did not occur until June 11, 2010, after the end of the quarter in question.  We will revise our financial statements by adding the following disclosure to Footnote 5 in our first quarter Form 10-Q:

On June 11, 2010, the Company borrowed $195,000 from and entered into an agreement with Alpine Advisors, LLC (“Alpine”) that entitled but did not obligate Alpine to purchase up to 600,000 shares of the Company’s common stock at an exercise price of $0.22 per share through June 11, 2015.  This transaction which occurred subsequent to April 30, 2010, has not yet been valued as of the filing of this Form 10-Q.  The principle amount of the loan plus interest at 15% is due June 17, 2010 (six days following issuance) and then on demand.  If no demand, interest is to be paid weekly at the rate of 22% per annum.  The estimated value of the warrants will be amortized to interest expense over the expected repayment term of the loan which is estimated to be 12 months.

In addition, we have included the following disclosure to Footnote 5 in our second quarter Form 10-Q to account for the following subsequent events:

In June 2010, the Company borrowed $195,000 from and entered into an agreement with Alpine that entitled but did not obligate Alpine to purchase 600,000 shares of the Company’s common stock at an exercise price of $0.22 per share through June 11, 2015. The principal amount of the loan plus interest at 15% was due June 17, 2010 (six days following the issuance) and then on demand with weekly interest payments calculated at 22% per annum. On June 22, 2010 the parties entered into a financing agreement that allowed the Company to borrow up to $500,000, at 15% per annum, due on June 10, 2011, and collateralized by the Company’s stock in CBS and the receivables of CBS.  Proceeds from the June 22nd financing agreement were used, in part, to refinance the June 11th loan for $195,000.  We have borrowed $500,000 to date.  The warrant agreement was also amended to provide Alpine with registration rights and, the appointment of two persons to the Company’s board of directors, which would expand from five to seven members, should the Company default in its financing or collateralization obligations. Using the Black-Scholes valuation model and “Level 2” measurement inputs as defined in general accepted accounting principals including a risk-free interest rate of 4%, expected warrant life of five years, and a stock price volatility factor of 206%, the warrants were valued at $129,478 with all treated as a warrant liability to be revalued at each balance sheet with the change charged or credited to earnings and debt discount to be amortized as interest expense over the repayment term of the loan using the effective interest method.

If you should have any further questions or concerns, please feel free to contact me at (702) 735-0101

Sincerely,

/s/ Victor Salerno

Victor Salerno
Chief Executive Officer